U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for July, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE
YEAR ENDED 30 JUNE 2018

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896       US8038663006
Sasol BEE Ordinary Share code:           JSE: SOLBE1
Sasol BEE Ordinary ISIN code:             ZAE000151817
("Sasol" or "the Company")

SASOL PUBLISHES PRODUCTION AND SALES METRICS FOR THE YEAR ENDED
30 JUNE 2018

Sasol has published its production and sales performance metrics for the year ended 30
June 2018, incorporating an update on its Lake Charles Chemicals Project, on the
Company’s website at www.sasol.com, under the Investor Centre section or via this
URL: http://www.sasol.com/investor-centre/financial-reporting/business-performance-
metrics

20 July 2018
Sandton

Sponsor: Deutsche Securities (SA) Proprietary Limited

Investor Relations:
Moveshen Moodley, Chief Investor Relations Officer
Telephone: +27 (0) 10 344 8052
Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects,
(including LCCP), oil and gas reserves and cost reductions, including in connection with our BPEP, RP and our business performance outlook. Words such as “believe”,
“anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”,
“forecast” and “project” and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on
Form 20-F filed on 28 August 2017 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-
looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended
30 June. Any reference to a calendar year is prefaced by the word “calendar”.
Additional information on our business performance is included in the analyst book available on our website: www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 July 2018
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary